Mail Stop 4561

June 7, 2007

Robert D. Davis
President and Chief Executive Officer
Leesport Financial Corp.
1240 Broadcasting Road
Wyomissing, Pennsylvania 19610

Re: Leesport Financial Corp.
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Quarter ended March 31, 2007
File No. 000-14555

Dear Mr. Davis:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Donald A. Walker, jr.
Senior Assistant Chief Accountant